SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.

         Series D 6.50% Senior Insured Quarterly Notes due September 30, 2018 (the "Notes") and 5.83% Class A Preferred Stock, Cumulative, Par Value $1 Per Share (Stated Capital $25 Per Share) (the "5.83% Stock") and 5.20% Class A Preferred Stock, Cumulative, Par Value $1 Per Share (Stated Capital $25 Per Share) (the "5.20% Stock"; the 5.20% Stock and the 5.83% Stock collectively referred to herein as the "new Stock".)

Item 2.  Issue, renewal or guaranty.

         Issue

Item 3.  Principal amount of each security.

         The Notes        - $225,000,000
         The 5.83% Stock  - $38,000,000 aggregate stated capital
                            (1,520,000 shares)
         The 5.20% Stock  - $162,000,000 aggregate stated capital
                            (6,480,000 shares)



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Item 4.  Rate of interest per annum of each security.

         6.50%  -   the Notes
         5.83%  -   the 5.83% Stock
         5.20%  -   the 5.20% Stock

Item 5. Date of issue, renewal or guaranty of each security.

        August 19, 1998

Item 6. If renewal of security, give date of original issue.

        Not Applicable

Item 7.  Date of maturity of each security.

         The Notes             -    September 30, 2018
         The new Stock         -    Not Applicable

Item 8.  Name of person to whom each security was issued, renewed or guaranteed.

The  Notes   - The Company  issued and sold the Notes to Edward D. Jones
               & Co., L.P., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Prudential Securities Incorporated, as the Underwriters, pursuant to an Underwriting Agreement dated August 11, 1998.

The new Stock- The  Company  issued and sold the new Stock to Lehman
               Brothers Inc. as the Underwriter pursuant to a Purchase Agreement dated August 10, 1998.

Item 9. Collateral given with each security, if any.

                  None

Item 10. Consideration received for each security.

 The Notes      - $219,375,000.
 The new Stock  - $200,000,000.  The Company also paid the Underwriter a fee for its services in the amount of $4,000,000.
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Item 11. Application of proceeds of each security.

                  The proceeds from the sale of the Notes will be used by the Company to redeem in September 1998 the $198,000,000 outstanding principal amount of its First Mortgage Bonds, 8 1/2% Series due May 1, 2022 and to repay a portion of its outstanding short-term indebtedness.

                  The proceeds from the sale of new Stock will be applied by the Company to the redemption in September 1998 of 1,520,000 shares ($38,000,000 aggregate stated capital) of its 6.80% Preferred Stock and to repay a portion of its outstanding short-term indebtedness.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

          a.   the provisions contained in the first sentence of Section 6(b)___

          b.   the  provisions  contained  in the  fourth  sentence  of  Section
               6(b)___

          c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                  Rule 52


Date:  September 1, 1998                               ALABAMA POWER COMPANY



                                                   By:    /s/Wayne Boston
                                                             Wayne Boston
                                                           Assistant Secretary